Exhibit 1.3

FIRST AMENDMENT TO AMENDED AND RESTATED DEALER MANAGER AGREEMENT

This FIRST AMENDMENT TO THE AMENDED AND RESTATED DEALER MANAGER AGREEMENT (this “First Amendment”), effective as of October 9, 2015, is entered into by and between CARTER VALIDUS MISSION CRITICAL REIT II, INC., a Maryland corporation (the “Company”), CARTER VALIDUS ADVISORS II, LLC, a Delaware limited liability company (the “Advisor”) and SC DISTRIBUTORS, LLC, a Delaware limited liability company (the “Dealer Manager”). Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Dealer Manager Agreement (defined below).

WHEREAS, the Company, the Advisor and the Dealer Manager are parties to that certain Amended and Restated Dealer Manager Agreement, dated June 10, 2014 (the “Dealer Manager Agreement”);

WHEREAS, the Company, the Advisor and the Dealer Manager desire to amend the Dealer Manager Agreement in order to reflect the revised per share offering price for Class T shares sold pursuant to the Company’s distribution reinvestment plan and to revise certain terms of the distribution fee payable in connection with Class T shares; and

WHEREAS, the selling commissions and dealer manager fees for Class A and Class T shares will not change as a result of this First Amendment.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Amendment to the Preamble.

The first paragraph of the Preamble of the Dealer Manager Agreement is hereby amended and restated in its entirety as follows:

Ladies and Gentlemen:

Carter Validus Mission Critical REIT II, Inc. (the “Company”) is a Maryland corporation that intends to qualify to be taxed as a real estate investment trust (a “REIT”) for federal income tax purposes beginning with the taxable year ending December 31, 2014, or the first year during which the Company begins material operations. The Company proposes to offer (a) up to $2,250,000,000 in Class A and Class T shares of common stock, $.01 par value per share (the “Shares”), at an initial offering price of $10.00 per Class A Share and $9.574 per Class T Share (subject to certain circumstances to discounts based upon the volume of shares purchased and for certain categories of purchasers), in the primary offering (the “Primary Offering”), and (b) up to $100,000,000 in Shares for a purchase price of $9.50 per Class A Share and $9.095 per Class T Share for issuance through the Company’s distribution reinvestment plan during the offering and until the first valuation of assets is received, and thereafter at a purchase price not less than 95% of the most recently reported net asset value) (the “DRP” and together with the Primary Offering, the “Offering”), all upon the other terms and subject to the conditions set forth in the Prospectus (as defined in Section 1(a)). The Company will provide an initial estimated net asset value per share of each class of its common stock based on a valuation of its assets as of a date not later than 150 days from the second anniversary of the date the Company broke escrow in the Offering, (or earlier if deemed advisable by the Company’s board of directors). The Company will provide an update of the estimated net asset value as of the end of each completed fiscal quarter (or fiscal year, in the case of a quarter ending at a fiscal year end) thereafter. The Company reserves the right to reallocate the Shares between the Primary Shares and the DRP Shares. Company will be managed by Carter Validus Advisors II, LLC (the “Advisor”) pursuant to the advisory agreement entered into between the Company and the Advisor (the “Advisory Agreement”) as filed as an exhibit to the Registration Statement (as defined in Section 1(a)).

2.	Amendment to Section 4(b).

Section 4(b) of the Dealer Manager Agreement is hereby amended and restated in its entirety as follows:

4.	DEALER MANAGER COMPENSATION

(b) DISTRIBUTION FEE. The Company will pay to the Dealer Manager a distribution fee with respect to the outstanding Class T Shares only that accrues daily equal to 1/365th of up to 1.0% of the amount of the purchase price per share (or, once reported, the net asset value for the Class T Shares for such day) on a continuous basis from year to year (the “Distribution Fee”).

The Company will pay the Distribution Fee to the Dealer Manager on a monthly basis in arrears. The Dealer Manager may reallow the Distribution Fee to Participating Broker-Dealers as marketing fees or to defray other distribution-related expenses. Such reallowance, if any, shall be determined by the Dealer Manager in its sole discretion based on factors including, but not limited to, the level of services that each such Participating Broker-Dealer performs, including ministerial, record-keeping, sub-accounting, stockholder services and other administrative services in connection with the distribution of the Class T Shares. The Dealer Manager’s reallowance of Distribution Fees to a particular Participating Broker-Dealer shall be described in Schedule 1 to the Participating Broker-Dealer Agreement with such Participating Broker-Dealer.

The Company’s obligations to pay the Distribution Fee to the Dealer Manager will survive until the earliest to occur of (i) a listing of the Class T Shares on a national securities exchange, (ii) following the completion of the Offering, total underwriting compensation in the Offering equaling 10% of the gross proceeds from the Primary Offering, (iii) such Class T Shares no longer being outstanding, or (iv) the passage of four years following the first Class T Share purchased in the Primary Offering. The Company will not pay to the Dealer Manager any Distribution Fees with respect to the purchase of any Class A Shares or to Class T Shares purchased under the DRP.

2.	Governing Law.

The provisions of this First Amendment shall be construed and interpreted in accordance with the laws of the State of Florida, and venue for any action brought with respect to any claims arising out of this First Amendment shall be brought exclusively in Hillsborough County, Tampa.

3.	Counterparts.

This First Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which shall constitute one instrument.

Except as expressly set forth herein, the Dealer Manager Agreement remains unmodified and unchanged and the parties hereto ratify and confirm the Dealer Manager Agreement as amended hereby.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment effective as of the date first set forth above.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

By:	/s/ John E. Carter
John E. Carter Chief Executive Officer

CARTER VALIDUS ADVISORS II, LLC

By:	/s/ Lisa A. Drummond
Lisa A. Drummond Chief Operating Officer and Secretary

SC DISTRIBUTORS, LLC

By:	/s/ Patrick Miller
Patrick Miller President